Charah Solutions, Inc.

12601 Plantside Drive

Louisville, Kentucky 40299

August 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Timothy Levenberg

Re:	Charah Solutions, Inc.
Registration Statement on Form S-1
File No. 333-258650

Ladies and Gentlemen:

Reference is made to Charah Solutions, Inc.’s (the “Company”) request to accelerate the effective date of its Registration Statement on Form S-1, File No. 333-237748, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission on August 18, 2021 (the “Acceleration Request”). The Company hereby respectfully requests withdrawal of the Acceleration request.

Sincerely,

/s/ Scott A. Sewell
Scott A. Sewell
Chairman and Chief Executive Officer